EXHIBIT 12

                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                                                     For the Years Ended
                                                                                        December 31,
                                                                  ------------------------------------------------------------
                                                                  2006         2005        2004           2003          2002
                                                                  ------------------------------------------------------------
Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations                         $1,206     $1,446        $1,279         $1,324          $659

(Income) Loss from Equity Investees, net of Distributions            (37)       (28)           78             60            (2)
Fixed Charges                                                        870        899           904            963           946
Capitalized Interest (B)                                             (33)       (92)         (109)          (116)         (104)
Preferred Securities Dividend Requirements of Subsidiaries            (6)        (6)           (6)            (6)           (6)
                                                                  ------------------------------------------------------------
Total Earnings                                                    $2,000     $2,219        $2,146         $2,225        $1,493
                                                                  ============================================================

Fixed Charges as Defined in Regulation S-K (C)

Interest Expense                                                  $  853     $  883        $  889         $  949        $  926
Interest Factor in Rentals                                            11         10             9              8            14
Preferred Securities Dividend Requirements of Subsidiaries             6          6             6              6             6
                                                                  ------------------------------------------------------------
Total Fixed Charges                                               $  870     $  899        $  904         $  963        $  946
                                                                  ============================================================

Ratio of Earnings to Fixed Charges                                  2.30       2.47          2.37           2.31          1.58
                                                                  ============================================================

(A) The term "earnings" shall be defined as pre-tax Income from Continuing Operations before income or loss from equity investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and (b) the actual amount of any preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.

(B) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals and (d) preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.

(C)   Capitalized Interest excludes AFUDC for PSE&G.